FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of December, 2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais
           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           --------------------------------------------------------
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                  Form 20-F    X             Form 40-F
                            -------                    --------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes                            No        X
                            --------                   ---------




If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                     Index


Item         Description of Item
----         -------------------

1. Summary of Deliberations of the Extraordinary General Shareholders' Meeting Held on November 24, 2003.

2. Notice to Shareholders, dated November 28, 2003, Relating to Payment of Interest on Capital for Fiscal Year 2003.

3. Notice to Shareholders, dated December 18, 2003, Relating to Payment of Interest on Capital for Fiscal Year 2003.

4. Notice to Shareholders, dated December 18, 2003, Relating to Payment of Interest on Capital for Fiscal Year 2002.

                                                                        Item 1

                                     CEMIG
------------------------------------------------------------------------------


                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


                 SUMMARY OF DELIBERATIONS OF THE EXTRAORDINARY
                     GENERAL SHAREHOLDERS' MEETING HELD ON
                               NOVEMBER 24, 2003

CEMIG's shareholders approved a proposal of its Board of Directors in its entirety at the Extraordinary General Shareholders' Meeting held on November 24, 2003 at 9:00 a.m. (Belo Horizonte, Brazil time) at CEMIG's headquarters, located at Avenida Barbacena, 1200 - 18th floor, in the city of Belo Horizonte, State of Minas Gerais, Brazil. The following items were approved:


I. It was determined that all of the current directors and their respective alternates would be dismissed and that new directors and their respective alternates would be elected to the Board of Directors by a cumulative voting system, as set forth in the Brazilian Corporate Law and CVM regulations.

II.  Amendments to CEMIG's By-laws:

          1. Subsection "e" in Article 17 and Section 4 in Article 21 were amended to provide that agreements and all other legal matters signed by CEMIG are subject to the limits established by the Board of Directors and the Board of Executive Officers and to conform to the recent change to Article 104 of the Brazilian Civil Code;

          2. Article 17 was amended by inserting subsection "m" to conform the By-laws to Article 9 of CVM Instruction No. 134 of February 1,1990, which established that it is the Board of Directors' responsibility to authorize financial transactions, in the domestic or foreign market, with the purpose of raising funds in the form of debentures, promissory notes, commercial paper, and other forms;

          3. Paragraph 3 was inserted into Article 18, which assigns to members of the Executive Board of Directors the responsibility of full-time and exclusive dedication to CEMIG's service and which allows members to simultaneously hold positions in the management of subsidiaries controlled by and affiliated with CEMIG;

          4. Paragraph 4 was inserted into Article 18, which provides the right to paid vacation time to CEMIG's Executive Officers;

          5. Paragraph 7 was inserted into Article 21 to streamline the authorization process for certain acts inherent to CEMIG's business;

          6. Article 20 was amended to include the following language: "The Board of Executive Officers shall meet regularly at least twice a month and, extraordinarily, at any time such a meeting is summoned by the Chief Executive Officer or by 2 (two) Executive Officers, upon 2 (two) days notice; however, such notice requirement shall be waived if all Executive Officers are present. The deliberations of the Board of Executive Officers shall be adopted by a majority of votes from its members, with the Chief Executive Officer casting the tie-breaking vote in case of a tie, with such usage being reported to the Board of Directors.";

          7. Subsection "q" of Section IV and subsection "m" in Section VI of Article 22 were deleted;

          8. Subsections "g" and "h" in Section 4 of Article 21 were amended, reflecting the deletion of subsection "q" from section IV and of subsection "m" from section VI in Article 22;

          9. Article 27 was amended to authorize CEMIG to prepare balance sheets more frequently than just at the end of the fiscal year;

          10. Paragraph 1 of Article 30 was amended to allow for the payment of dividends based on interim balance sheets.

III. The issuance of promissory notes in the domestic capital market was authorized, in accordance with the following terms and conditions:

          1.   Issuer: CEMIG.

          2.   Underwriter: Banco Itau BBA S.A.

          3.   Aggregate principal amount: R$300 million.

          4.   Underwriter commitment: fully guaranteed placement.

          5.   Term: 180 (one hundred and eighty) days from subscription date.

          6.   Number of notes: 300 (three hundred).

          7.   Minimum denomination: R$1 million.

          8. Payment method: principal and interest payable on the maturity date.

          9. Interest rate: equivalent to 103.9% of daily average rate of CDI - certificados de depositos interfinanceiros (certificate of interbank offered rate) expressed as an annual rate, on a 252 day basis, calculated daily and published by CETIP.

          10. Trading registration: NOTA system operated by CETIP and managed by ANDIMA.

          11. Redemption: the notes will be redeemed at CEMIG's headquarters by a financial institution to be hired or by CETIP.

          12. Selling commission: 0.2% of the aggregate principal amount of the notes.

The Board of Directors was also empowered to make any needed amendments to the notes.


                                                                        Item 2

CEMIG                                [LATIBEX LOGO]          [LEVEL 1 BOVESPA LOGO]          [CIG LISTED NYSE LOGO]
A Melhor Energia do Brasil.



                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                            NOTICE TO SHAREHOLDERS



CEMIG's shareholders are hereby notified that during a meeting held on November 28, 2003, the Board of Directors approved the payment of interest on capital for fiscal year 2003, acting in accordance with Article 9 of Law No. 9249/95, of December 26, 1995. This payment will be in the aggregate amount of R$150,000,000.00 (one hundred and fifty million reais), which corresponds to R$0.925442 per lot of one thousand shares, and will satisfy the minimum compulsory dividend payment requirement set forth in the first paragraph of
Article 30 of CEMIG's By-laws. The manner and date of payment shall be set forth in the Ordinary General Shareholders' Meeting to be held by April 30, 2004.

The shareholders entitled to the payment of interest on capital are those shareholders whose names appear in CEMIG's Nominative Shares Registration Book as of December 8, 2003. The payment will be subject to withholding income tax at the rate of 15%, in accordance with applicable Brazilian law; provided, however, that payments made to shareholders that are private pension entities may be legally exempt or immune from such tax.

The trading value of the shares reflects the payment of interest on capital as of December 9, 2003.

Shareholders that are residents of Brazil are kindly requested to update their personal information that is held on file with CEMIG. To do so, please proceed to any Banco Itau S/A branch (registrar of CEMIG's Nominative Shares Registration Book) with your personal documentation.

                   Belo Horizonte, Brazil, November 28, 2003




                             Flavio Decat de Moura
                       Chief Investor Relations Officer


                                                                        Item 3

CEMIG                                [LATIBEX LOGO]          [LEVEL 1 BOVESPA LOGO]          [CIG LISTED NYSE LOGO]
A Melhor Energia do Brasil.



                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                            NOTICE TO SHAREHOLDERS

CEMIG's shareholders are hereby notified that during a meeting held on December 18, 2003, the Board of Directors approved the payment of interest on capital for fiscal year 2003, acting in accordance with Article 9 of Law No. 9249/95, of December 26, 1995. This payment will be in the aggregate amount of R$100,000,000.00 (one hundred million reais), which corresponds to R$0.616961 per lot of one thousand shares, and will satisfy the minimum compulsory dividend payment requirement set forth in the first paragraph of Article 30 of CEMIG's By-laws. The manner and date of payment shall be set forth in the Ordinary General Shareholders' Meeting to be held by April 30, 2004.

The shareholders entitled to the payment of interest on capital are those shareholders whose names appear in CEMIG's Nominative Shares Registration Book as of December 29, 2003. The payment will be subject to withholding income tax at the rate of 15%, in accordance with applicable Brazilian law; provided, however, that payments made to shareholders that are private pension entities may be legally exempt or immune from such tax.

The trading value of the shares reflects the payment of interest on capital as of December 30, 2003.

Shareholders that are residents of Brazil are kindly requested to update their personal information that is held on file with CEMIG. To do so, please proceed to any Banco Itau S/A branch (registrar of CEMIG's Nominative Shares Registration Book ) with your personal documentation.



                   Belo Horizonte, Brazil, December 18, 2003




                             Flavio Decat de Moura
                       Chief Investor Relations Officer


                                                                        Item 4

CEMIG                                [LATIBEX LOGO]          [LEVEL 1 BOVESPA LOGO]          [CIG LISTED NYSE LOGO]
A Melhor Energia do Brasil.


                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                            NOTICE TO SHAREHOLDERS



CEMIG's shareholders are hereby notified that the payment of interest on capital for fiscal year 2002 that was approved by the Board of Directors on May 20, 2002 and December 19, 2002, will be paid on December 22, 2003, as follows:

- Interest on capital in the amount of R$120,000,000.00 (one hundred and twenty million reais), which corresponds to R$0.74035369 per lot of one thousand shares that will be paid to all registered stockholders in CEMIG's Nominative Shares Registration Book as of May 23, 2002; and

- Interest on Capital in the amount of R$100,000,000.00 (one hundred million reais), which corresponds to R$0.61696141 per lot of one thousand shares that will be paid to all registered stockholders in CEMIG's Nominative Shares Registration Book as of December 27, 2002;

Shareholders that are residents of Brazil are kindly requested to update their personal information that is held on file with CEMIG. To do so, please proceed to any Banco Itau S/A branch (registrar of CEMIG's Nominative Shares Registration Book) with your personal documentation.

                   Belo Horizonte, Brazil, December 18, 2003




                             Flavio Decat de Moura
                       Chief Investor Relations Officer

                                  Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  COMPANHIA ENERGETICA DE MINAS
                                  GERAIS - CEMIG



                                  By: /s/  Flavio Decat de Moura
                                      ---------------------------
                                      Name:  Flavio Decat de Moura
                                      Title: Chief Financial Officer
                                             and Investor Relations Officer





Date:     December 24, 2003